Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-199815 on Form S-3 and No. 333-122978 on Form S-8 of our reports dated February 27, 2015, relating to (1) the 2014 and 2013 consolidated financial statements and the retrospective adjustments to the 2012 Condensed Consolidated Financial Information disclosed in Note 18 of the consolidated financial statements of Las Vegas Sands Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding that retrospective adjustment), (2) the 2014 and 2013 financial statement schedule of Las Vegas Sands Corp., and (3) the effectiveness of Las Vegas Sands Corp.'s internal control over financial reporting as of December 31, 2014, appearing in this Annual Report on Form 10-K of Las Vegas Sands Corp. for the year ended December 31, 2014.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

February 27, 2015